United Natural Foods, Inc.
313 Iron Horse Way
Providence, RI 02908
April 4, 2019
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	United Natural Foods, Inc. Registration Statement on Form S-3 File No. 333-230570

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, United Natural Foods, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective by 4:30 p.m. Eastern Time on April 5, 2019, or as soon as thereafter practicable.
We request that we be notified of such effectiveness by a telephone call to Katherine D. Ashley, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrant’s counsel, at (202) 371-7706.

Very truly yours,

United Natural Foods, Inc.

By:	/s/ Jill E. Sutton
Name:	Jill E. Sutton
Title:	Chief Legal Officer, General Counsel and Corporate Secretary

cc:	Skadden, Arps, Slate, Meagher & Flom LLP Katherine D. Ashley